ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

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
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INSURED                                                                         BOND NUMBER

HENDERSON GLOBAL FUNDS                                                          01585105B
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EFFECTIVE DATE                         BOND PERIOD                              AUTHORIZED REPRESENTATIVE

SEPTEMBER 1, 2006          OCTOBER 31, 2005 TO OCTOBER 31, 2006                 /S/ ELLIOT M. GOLDEN
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective September 1, 2006 to be:

                                                              Limit of Liability

Insuring Agreement A-        FIDELITY                         $1,700,000
Insuring Agreement C-        ON PREMISES                      $1,700,000
Insuring Agreement D-        IN TRANSIT                       $1,700,000
Insuring Agreement E-        FORGERY OR ALTERATION            $1,700,000
Insuring Agreement F-        SECURITIES                       $1,700,000
Insuring Agreement G-        COUNTERFEIT CURRENCY             $1,700,000
Insuring Agreement I-        PHONE/ELECTRONIC TRANSACTIONS    $1,700,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.